

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Via Facsimile
Gregg W. Steinhafel
President and Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

  Re: Target Corp.
     Form 10-K for Fiscal Year Ended January 29, 2011
     Filed March 11, 2011
     File No. 1-6049

Dear Mr. Steinhafel:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ William H. Thompson

         William H. Thompson
         Accounting Branch Chief

cc: Tim Baer
  EVP and General Counsel